Tabcorp

RECEIVED

2008 JUL 17 P 1:27

FICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

[redacted]

08003853

9 July 2008

SUPPL

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

CHANGE IN SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19, the Company gives notice that it has become aware that Barclays Group increased its relevant interest in Tabcorp Holdings Limited on 3 July 2008 to 31,947,116 ordinary shares representing 6.08% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

PROCESSED
JUL 22 2008
THOMSON REUTERS

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